PER.C6(R)-PRODUCED HIV VACCINE PROGRESSES TOWARDS NEXT PHASE

LEIDEN,  THE  NETHERLANDS,  AUGUST  31,  2004 - AT  TODAY'S  AIDS  VACCINE  2004
CONFERENCE IN LAUSANNE, SWITZERLAND, MERCK & CO.'S EXECUTIVE DIRECTOR FOR VACCINE RESEARCH DR ROBIN ISAACS ANNOUNCED THAT ONE OF MERCK'S CANDIDATE HIV VACCINES, PRODUCED WITH CRUCELL'S PER.C6(R) TECHNOLOGY, WILL ADVANCE TO ITS NEXT PHASE OF CLINICAL TRIALS IN THE NEAR FUTURE.

The HIV vaccine that Merck intends to advance to the next phase of clinical development is based on a recombinant adenovirus and is produced on Crucell's proprietary PER.C6(R) cell technology to facilitate the industrial-scale manufacturing of a vaccine to meet global demand. Crucell and Merck signed an agreement in October 2000, granting Merck an exclusive commercial license to the PER.C6(R) technology for the development of an HIV vaccine. The agreement provides for upfront and ongoing fees and royalty and milestone payments. As such, Merck will make a milestone payment to Crucell when the new phase of its HIV clinical program actually commences. The amount of the payment is undisclosed.

"The continuing progress of this vitally important vaccine program further validates our PER.C6(R) technology as an effective production method," said Jaap Goudsmit, Crucell's Chief Scientific Officer. "We are proud to support the development of a product that aims to address one of the world's most pressing unmet medical needs."

According to the World Health Organization, almost 5 million people became newly infected with HIV in 2003 - the greatest number in any one year since the beginning of the epidemic. Globally, it is estimated that 38 million people are now living with HIV. More than 20 million people have died of AIDS since the first cases were identified in 1981.

ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(R) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(R) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

Click here for a PDF version of this release:

PDF version

For further information please contact:

Crucell N.V.
Elizabeth Goodwin

Director Investor Relations and Corporate Communications
Tel. +31 (0)71 524 8718
e.goodwin@crucell.com

Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733

tredington@redingtoninc.com